

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2022

Igor Gerasimov
Chief Financial Officer, Executive Director
Ozon Holdings PLC
Arch. Makariou III, 2-4
Capital Center, 9th floor
1065, Nicosia, Cyprus

> **Re: Ozon Holdings PLC**
> **Form 20-F for Fiscal Year Ended December 31, 2021**
> **Filed May 2, 2022**
> **File No. 001-39713**

Dear Mr. Gerasimov:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2021

Item 4. Information on the Company
C. Organizational Structure, page 81

1. You disclose here you are a holding company, and elsewhere you disclose you conduct substantially all of your operations through subsidiaries. You also disclose elsewhere there is a risk the holding company will not have sufficient liquidity to redeem its bonds due to uncertainty around the impact of the restrictions under the recently enacted Russian capital control and protection measures on the ability to transfer cash funds from your Russian subsidiaries to the holding company. In view of the preceding, please explain to us your consideration of the applicability of Rules 4-08(e), 5-04(c) Schedule I and 12-04 of Regulation S-X to your filing.

Item 5. Operating and Financial Review and Prospects
Key Indicators of Financial and Operating Performance, page 87

2. We note inclusion of various non-IFRS measures, such as Adjusted EBITDA and Free Cash Flow, within the listing of 'Key Indicators of Financial and Operating Performance.' Please revise to include the most directly comparable IFRS measure(s) with equal or greater prominence within the listing. Alternatively move the listing of 'Key Indicators of Financial and Operating Performance' to follow your discussion of 'Results of Operations' that begins on page 91. Additionally, your presentation includes certain non-IFRS measures "as a percentage of GMV incl. services, %" without providing the comparable IFRS measure(s), here and on page 95 for the quarterly data. Please revise accordingly. Refer to Item Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the of the staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

3. You disclose your non-IFRS measure "Contribution (Loss)/Profit' is an indicator of our operational profitability as it reflects direct costs to fulfill and deliver orders to our buyers." Accordingly, it appears the most comparable IFRS measure to which it should be reconciled is 'gross profit.' Please revise or advise.

Non-IFRS Financial Measures, page 94

4. You present your liquidity measure "Free Cash Flow' on a quarterly basis. Please present all three major categories of the statement of cash flows for the same periods wherever you present this measure in your filing. Refer to Question 102.06 of the staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

B. Liquidity and Capital Resources
Cash Flows
Net cash (used in)/generated from operating activities, page 97

5. Please discuss the operational reasons why you have negative operating cash flows for the year ended December 31, 2021. To the extent determinable, also discuss your expectations of generating positive operating cash flows. Refer to Item 5.D of Form 20-F and section IV.B.1 of Release No. 33-8350 for guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Abe Friedman at 202-551-8298 or Doug Jones at 202-551-3309 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services